UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: July 23, 2009
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas	**75261-9100**
(Address of principal executive offices)	(Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

Attached and incorporated herein by reference as Exhibit 99.1 is a copy of the press release of Kimberly-Clark Corporation (the "Corporation"), dated July 23, 2009, reporting the Corporation's results of operations for the quarter ended June 30, 2009.

The information, including exhibits attached hereto, in Item 2.02 of this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in Item 2.02 of this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No. 99.1 Press release issued by Kimberly-Clark Corporation on July 23, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: July 23, 2009   By: /s/ Mark A. Buthman
                                   Mark A. Buthman
                                   Senior Vice President and
                                   Chief Financial Officer

EXHIBIT INDEX

Exhibit No. 99.1   Press release issued by Kimberly-Clark Corporation on July 23, 2009.

Exhibit 99.1

David J. Dickson
972-281-1481
ddickson@kcc.com

KIMBERLY-CLARK ANNOUNCES SECOND QUARTER 2009 RESULTS AND IMPROVED OUTLOOK FOR FULL YEAR

2Q Net Sales Decreased About 6 Percent to $4.7 Billion, With Currency Drag More Than 8 Percent; EPS Were $0.97 Compared With GAAP-basis EPS of $0.99 and Adjusted EPS of $1.03 in 2Q '08; Cash Provided By Operations Increased 32 Percent to All-Time High $1.0 Billion

2Q EPS Included Charges of Approximately 19 Cents Per Share to Streamline Organization, Consistent With Previous Announcement

Company Raises Earnings Guidance for 2009; EPS Outlook Increased to $4.10 to $4.25 Due to Additional Cost Savings, Partial Recovery in Currency Rates and Continued Successful Revenue Realization Strategies

DALLAS, July 23, 2009—Kimberly-Clark Corporation (NYSE: KMB) today reported that net sales in the second quarter of 2009 decreased 5.6 percent to $4.7 billion, as the effect of weaker foreign currency exchange rates more than offset organic sales growth of nearly 3 percent. The growth in organic sales was driven by higher net selling prices, which increased approximately 5 percent, partially offset by a decline in overall sales volumes of about 2 percent. The lower sales volumes reflect continued challenging economic conditions, particularly affecting the company's K-C Professional and Consumer Tissue businesses, along with the company's focus on improving net realized revenue. Meanwhile, sales volumes rose approximately 14 percent for K-C's global Health Care business.

Diluted net income per share for the quarter was $0.97 compared with $0.99 in 2008 and prior-year adjusted earnings of $1.03. During the quarter, the company delivered continued double-digit organic sales growth in developing and emerging markets, realized improved net selling prices in North America, and also benefited from lower costs stemming from commodity cost deflation and cost savings initiatives. These positive factors contributed to an increase in gross profit margin of approximately 350 basis points versus the year-ago quarter, more than offsetting certain higher costs, particularly for production curtailment and pension expense. Operating profit and earnings per share, however, were down compared with the prior year, mainly as a result of unfavorable currency effects of approximately 25 cents per share and severance costs to streamline the organization equivalent to about 19 cents per share. The increase in pension expense in the second quarter was equivalent to approximately 8 cents per share, as expected.

Adjusted earnings per share in the second quarter of 2008 exclude charges for strategic cost reductions and an extraordinary loss related to the restructuring of certain contractual arrangements. Additional

-moredetail on these items and further information about adjusted earnings per share and why the company uses this non-GAAP financial measure are provided later in this news release.

Chairman and Chief Executive Officer Thomas J. Falk said, "Business conditions remained challenging in the second quarter, as the economic environment and weak foreign currency rates continued to impact our results. However, the underlying strength of our business performance was encouraging, as we were able to mostly offset the significant drag from currency effects, higher pension expense and the charges for our organization optimization initiative. I'm particularly pleased with the improvement in gross margin, reflecting our focus on revenue realization and sustainable cost reduction. Moreover, we continued to deliver on our targeted growth initiatives, with double-digit organic top-line growth in developing and emerging markets and excellent results in Health Care. In addition, we continued to support our brands with new product innovations and an increase in strategic marketing spending of nearly $40 million in local currency terms. We also generated record cash flow, including strong benefits from our efforts to improve working capital. All-in-all, we made progress in a number of areas and expect to build on this performance with improved bottom-line results in the second half of the year."

Review of second quarter sales by business segment

Sales of **personal care** products declined 2.0 percent compared with the second quarter of 2008. Net selling prices increased about 6 percent, and product mix improved approximately 1 percent, while weaker currencies reduced sales by 9 percent. Sales volumes were even with the prior year.

Personal care sales in North America decreased 4 percent versus the second quarter of 2008. Although net selling prices advanced approximately 2 percent, sales volumes fell more than 4 percent and currency effects reduced sales by 1 percent. The higher selling prices resulted from increases implemented during 2008 across all categories, net of increased competitive promotional activity, mainly for Huggies diapers. Sales volumes for Huggies diapers fell about 7 percent compared to double-digit growth in the year-ago period, and volumes for the company's child care brands were down about 6 percent, reflecting continued category softness. Volume performance in the baby and child care categories was in line with the company's expectations and second quarter market shares in both categories improved sequentially from first quarter levels. In other areas of the business, sales volumes for Huggies baby wipes were up at a double-digit rate in the second quarter, while volumes for K-C's feminine care and adult incontinence brands fell about 4 percent.

In Europe, personal care sales declined approximately 14 percent in the quarter, as unfavorable currency exchange rates reduced sales by nearly 20 percent. Sales volumes rose about 10 percent, while net selling prices were down about 4 percent in a continued competitive promotional environment. The volume gains reflect continued strong performance for Huggies diapers in Central Europe, along with solid improvement in the company's four core markets of the U.K., France, Italy and Spain.

In developing and emerging markets, personal care sales increased 1 percent, as continued double-digit growth in organic sales was mostly offset by negative currency effects of 16 percent. Net selling prices improved more than 14 percent and product mix was better by 1-plus percent in the second quarter. In addition, overall sales volumes increased approximately 2 percent despite lower diaper volumes in Australia. The growth in organic sales was broad-based, with particular strength in China, South Korea, Russia, Turkey, South Africa, Vietnam, Brazil and the Andean region in Latin America.

Sales of **consumer tissue** products declined 8.0 percent in the second quarter. Although net selling prices increased 4 percent, overall sales volumes were down 3 percent compared with the prior year and unfavorable currency exchange rates reduced sales by 9 percent.

In North America, sales of consumer tissue products were essentially even with the year-ago period, as an increase in net selling prices of nearly 5 percent and slightly higher product mix were offset by a 5 percent decline in sales volumes. The improvement in net selling prices reflects list price increases implemented across the bathroom tissue, paper towel and facial tissue categories during 2008, partially offset by an increase in competitive promotional activity. The lower sales volumes reflect the company's focus on improving revenue realization, as well as slower category growth and consumer trade-down. For the quarter, volumes were down approximately 10 percent for Kleenex facial tissue and the company's paper towel brands, while overall bathroom tissue volumes fell about 2 percent.

In Europe, consumer tissue sales dropped more than 19 percent compared with the second quarter of 2008, on weaker foreign currency exchange rates of almost 19 percent. Sales volumes were nearly 1 percent higher, while net selling prices and product mix each fell almost 1 percent in the quarter.

Consumer tissue sales in developing and emerging markets were lower by 9 percent, driven by unfavorable currency effects of nearly 15 percent and a decline in sales volumes of almost 4 percent. These factors were partially offset by higher net selling prices of more than 8 percent, reflecting the company's aggressive actions over the past year to recover inflationary cost increases and improve profitability. Enhanced product mix also boosted sales by 1 percent in the quarter.

Sales of **K-C Professional (KCP) & other** products decreased 12.4 percent compared with the second quarter of 2008. Overall sales volumes fell about 10 percent, net of an approximate 2 percent benefit from the acquisition of Jackson Safety in the second quarter. Changes in foreign currency rates reduced sales by 7 percent, while higher net selling prices and improved product mix increased sales by about 3 percent and 2 percent, respectively. Economic weakness and rising unemployment levels in North America and Europe had a significant effect on KCP's categories in the second quarter. In North America, sales declined 9 percent. While net selling prices and product mix each improved 1 percent, sales volumes declined 10 percent and currency effects were negative by about 1 percent. In Europe, KCP's sales declined 25 percent in the second quarter, as sales volumes were nearly 11 percent lower, product mix was off about 2 percent and weaker currencies reduced sales by 16 percent, while net selling prices increased more than 3 percent. Across developing and emerging markets, sales were down about 9 percent, including adverse currency effects of 13 percent. Organic growth was driven by higher net selling prices of approximately 8 percent and improved product mix of about 4 percent, with an offsetting decline in sales volumes of 8 percent.

Sales of **health care** products increased 9.5 percent in the second quarter. Sales volumes climbed about 14 percent, while net selling prices were lower by 1 percent and unfavorable currency exchange rates reduced sales by 4 percent. Volume growth was broad-based across most product categories, including continued double-digit growth in exam gloves. The business continues to benefit from strong results in nitrile gloves, including the new Lavender offering introduced late last year. In addition, nearly half of the total gain in health care volumes in the quarter was attributable to increased global demand for face masks as a result of the H1N1 flu virus.

Other second quarter operating results

Operating profit was $609 million in the second quarter of 2009, down about 6 percent from $650 million in 2008, and down approximately 8 percent compared with prior year adjusted operating profit of $665 million. The latter amount excludes net charges incurred in 2008 for the company's strategic cost reduction plan.

In addition to the effects of higher net selling prices and lower sales volumes, there were a number of other significant factors affecting year-over-year operating profit comparisons. Deflation in key cost inputs amounted to approximately $180 million overall versus 2008, including about $125 million in lower fiber costs, more than $40 million for raw materials other than fiber, primarily polymer resins and other oil-based materials, approximately $10 million in distribution costs, and $5 million of lower energy costs. Cost savings in the quarter from the company's FORCE (Focused On Reducing Costs Everywhere) program and strategic cost reduction plan totaled $67 million and $16 million, respectively. At the same time, production curtailments to control inventory levels reduced operating profit by approximately $45 million compared with the year-ago quarter. The downtime helped the company decrease inventories, which went down by more than $125 million during the quarter. Second quarter results also included approximately $110 million in severance costs to streamline the organization. A breakdown of these costs by income statement line and business segment is included later in this news release. Pension expense rose by almost $50 million in the second quarter, as expected, with a majority of the increase reflected in cost of sales.

Meanwhile, currency effects reduced second quarter operating profit by approximately $125 million in 2009 versus 2008. Translation losses arising from changes in currency exchange rates totaled about $65 million, with a number of key currencies weakening by more than 15 percent versus the U.S. dollar. In addition, cost of sales in the second quarter of 2009 includes about $45 million of expense to recognize the U.S. dollar cost of importing finished product into Venezuela at the currency rate in place in the parallel market rather than the official rate. The company has successfully implemented other actions in this country to improve business results in order to mitigate the effects of the ongoing currency restrictions. Lastly, other (income) and expense, net in the second quarter was a net expense of $41 million in 2009 compared with $7 million in 2008. The expense in 2009 included about $20 million in currency transaction losses, along with a $16 million non-cash charge related to one of the company's financing entities, whereas the expense in the prior year was driven by currency transaction losses.

The company's effective tax rate for the second quarter of 2009 was 29.0 percent, consistent with the anticipated full year range of 28 to 30 percent. In the year-ago quarter, the effective tax rate was 29.8 percent and the adjusted effective tax rate, excluding the effects of charges for the company's strategic cost reduction plan, was 30.1 percent. A reconciliation of the 2008 effective tax rate calculation is provided in a separate section of this news release.

Kimberly-Clark's share of net income of equity companies in the second quarter decreased to $44 million from $49 million in 2008, mainly as a result of lower net income at Kimberly-Clark de Mexico, S.A.B. de C.V. (KCM). Although KCM delivered high single-digit organic sales growth and improved its gross profit margin, operating profit and net income comparisons were adversely affected by currency translation losses. Compared with the second quarter of 2008, the Mexican peso depreciated on average by more than 20 percent versus the U.S. dollar.

Net income attributable to noncontrolling interests was $27 million in the second quarter of 2009 compared with $34 million in the prior year. The decrease was primarily due to the acquisition of the remaining interest in the company's Andean affiliate in January 2009.

Organization optimization initiative – update

As announced in June of 2009, the company plans to reduce its worldwide salaried workforce by approximately 1,600 positions by the end of the year. This action is intended to further improve Kimberly-Clark's underlying profitability and cash flow and put the company in a better position to take advantage of future growth and innovation opportunities. As mentioned earlier in this release, second quarter results included approximately $110 million in pre-tax severance costs ($.19 per share) for this initiative. The company continues to expect that full-year severance and related costs will total $140 to $150 million pre-tax (about $.25 per share) in 2009, with related savings of approximately $60 million (about $.10 per share) expected to occur in the back half of the year. Expected annualized pre-tax savings remain approximately $150 million.

Cash flow and balance sheet

Cash provided by operations in the second quarter was an all-time record and totaled $997 million, an increase of approximately 32 percent from $753 million in the prior year. The improvement was driven by a significant reduction in the company's investment in working capital, including inventories, along with higher cash earnings. These benefits were partially offset by increased pension plan contributions.

Second quarter contributions to the company's defined benefit pension plans totaled approximately $405 million in 2009 versus $17 million in 2008. Capital spending for the quarter was $185 million compared with $213 million in the prior year. Through six months, capital spending of $396 million is essentially in line with the company's plan to spend $800 to $850 million this year. Consistent with its previously announced plans for 2009, the company did not repurchase any shares of its common stock during the second quarter.

Total debt and redeemable securities was $6.9 billion at June 30, 2009 compared with $7.0 billion at the end of 2008.

Year-to-date results

For the first six months of 2009, sales of $9.2 billion fell 6.1 percent from $9.8 billion in the prior year. Unfavorable currency effects reduced sales by 9 percent, more than offsetting organic sales growth of 3 percent. Net selling prices increased 5 percent and product mix added about 1 point of sales growth, while sales volumes declined about 3 percent. Year-to-date operating profit of $1,237 million was down 6 percent compared to $1,314 million in 2008 and down about 9 percent compared to prior-year adjusted operating profit of $1,353 million. The benefits of organic sales growth, cost savings of $128 million and deflation in key cost components totaling approximately $255 million, were more than offset by negative currency effects of $275 million, severance costs of $110 million, higher pension expense of $95 million, and higher operating costs, including production curtailments that reduced operating profit by $135 million. Through six months, diluted net income per share in 2009 was $1.95 compared with $2.03 in 2008 and prior-year adjusted earnings of $2.11. Adjusted results in 2008 exclude strategic cost reduction charges and an extraordinary loss related to the restructuring of certain contractual arrangements.

Outlook

The company updated several key planning and guidance assumptions for 2009, as follows:

- Net sales decline of 4 to 6 percent versus previous guidance for a decline of 6 to 8 percent. The change is driven by currency rates, now expected to reduce sales for the full year by approximately 6 to 7 percent, compared to the company's previous assumption for a negative impact of 8 to 9 percent. Meanwhile, organic sales are expected to grow 1 to 2 percent, in line with previous expectations. Sales volumes are expected to be down slightly for the year and product mix should be flat to up modestly. Based on first half of year performance and its disciplined approach to revenue realization, the company anticipates that the full-year benefit from higher net selling prices could be at or slightly above the high end of its 2 to 3 percent range.

- Deflation in key cost inputs of approximately $600 to $700 million, consistent with the company's previous expectation. This reflects estimated average market pricing for benchmark northern softwood pulp of approximately $680 per metric ton and oil prices averaging $65 to $75 per barrel for the balance of the year. Although oil prices have moved significantly higher since the first quarter, most oil-based commodity costs have only increased modestly, in part due to continued demand weakness and oversupply in some cases. In addition, the benefit that operations outside the U.S. will realize from forecasted declines in dollar-based input costs is expected to be somewhat higher than previously estimated as a result of the general strengthening in foreign currency rates over the last three months.

- Cost savings from the company's FORCE program and strategic cost reduction plan of at least $200 million, compared to prior guidance for savings of about $150 million. The increased savings expectations are primarily due to the company's efforts to identify and implement incremental savings opportunities in sourcing and supply chain activities.

- Negative year-over-year currency effects for consolidated operations now expected to be $400 to $450 million versus the previously assumed range of $425 to $500 million, with the change due to a lower level of currency translation losses.

- A net reduction in 2009 earnings of approximately 15 cents per share from the previously discussed organization optimization initiative. The impact of this initiative was not included in the company's previous guidance.

Commenting on the outlook, Falk said, "We expect the external environment will remain challenging for the rest of the year. In this environment, we plan to continue to do what's right for the long-term health of the business by deploying our Global Business Plan strategies. We will continue to invest in our brands, pursue our targeted growth initiatives and build our key capabilities to drive sustainable growth. At the same time, we remain focused on increasing margins and maximizing cash flow. Our aggressive efforts to realize higher net selling prices and generate incremental cost savings are paying off. And while currency will continue to be a significant drag on our results, the expected impact for the year overall is slightly better than our previous assumption.

"All things considered, we are ahead of our plan for the year and are raising our earnings guidance accordingly. We now expect earnings per share in 2009 will be in a range of $4.10 to $4.25 per share. That's up from our previous estimate of $4.00 to $4.20, and includes the net drag of 15 cents per share from our organization optimization initiative. Our increased guidance demonstrates that we are executing well in a difficult environment and making excellent progress managing the factors we control. Earnings in the back half of the year should be up nicely compared to performance in the first half of the year and the second half of 2008."

Non-GAAP financial measures

This press release and the accompanying tables include the following financial measures in 2008 that have not been calculated in accordance with accounting principles generally accepted in the U.S., or

GAAP, and are therefore referred to as non-GAAP financial measures.

- adjusted earnings and earnings per share
- adjusted operating profit
- adjusted effective tax rate

These non-GAAP financial measures exclude certain items that are included in the company's earnings, earnings per share, operating profit and effective tax rate calculated in accordance with GAAP. A detailed explanation of each of the adjustments to the comparable GAAP financial measures is given below. In accordance with the requirements of SEC Regulation G, reconciliations of the non-GAAP financial measures to the comparable GAAP financial measures are attached.

The company provides these non-GAAP financial measures as supplemental information to our GAAP financial measures. Management and the company's Board of Directors use adjusted earnings, adjusted earnings per share and adjusted operating profit to (a) evaluate the company's historical and prospective financial performance and its performance relative to its competitors, (b) allocate resources and (c) measure the operational performance of the company's business units and their managers. Additionally, the Management Development and Compensation Committee of the company's Board of Directors uses these non-GAAP financial measures when setting and assessing achievement of incentive compensation goals. These goals are based, in part, on the company's adjusted earnings per share and improvement in the company's adjusted return on invested capital determined by excluding the charges that are used in calculating these non-GAAP financial measures.

In addition, Kimberly-Clark management believes that investors' understanding of the company's performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing the company's ongoing results of operations. Many investors are interested in understanding the performance of our businesses by comparing our results from ongoing operations from one period to the next. By providing these non-GAAP financial measures, together with reconciliations, we believe we are enhancing investors' understanding of our businesses and our results of operations, as well as assisting investors in evaluating how well the company is executing the material changes to our enterprise contemplated by the strategic cost reduction plan. Also, many financial analysts who follow our company focus on and publish both historical results and future projections based on non-GAAP financial measures. We believe that it is in the best interests of our investors for us to provide this information to analysts so that those analysts accurately report the non-GAAP financial information.

We calculated adjusted earnings, adjusted earnings per share, adjusted operating profit and adjusted effective tax rate in 2008 by excluding from the comparable GAAP measure charges related to our strategic cost reduction plan for streamlining the company's operations and an after-tax extraordinary loss related to the restructuring of certain contractual arrangements in the second quarter of 2008. The nature of and basis for the adjustments are described below:

- *Strategic cost reduction plan.* In July 2005, the company authorized a strategic cost reduction plan aimed at streamlining manufacturing and administrative operations, primarily in North America and Europe. The strategic cost reduction plan commenced in the third quarter of 2005 and was completed as of December 31, 2008. At the time we announced the plan, we advised investors that we would report our earnings, earnings per share and operating profit excluding the strategic cost reduction plan charges so that investors could compare our operating results without the plan charges from period to period and could assess our progress in implementing the plan. Management does not consider these charges to be part of our earnings from ongoing operations for purposes of evaluating the performance of its business units and their managers and excludes these charges when making decisions to allocate resources among its business units.

- *Extraordinary loss.* In June 2008, the company restructured contractual arrangements of two financing entities, which resulted in the consolidation of these two entities. As a result of the consolidation, notes receivable and loan obligations held by these entities have been included in long-term notes receivable and long-term debt on the company's consolidated balance sheet. Because the fair value of the loans exceeded the fair value of the notes receivable, the company recorded an after-tax extraordinary loss on its income statement for the period ended June 30, 2008, as required by FIN 46R. Management does not consider this loss to be part of our earnings from ongoing operations for purposes of evaluating the performance of its business units and their managers and excludes this loss when making decisions to allocate resources among its business units.

- *Adjusted effective tax rate.* In the analysis of its effective tax rate, the company excludes the effects of charges for the strategic cost reduction plan. We believe that adjusting for these items provides improved insight into the tax effects of our ongoing business operations.

These non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measure. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items being excluded. The company compensates for these limitations by using these non-GAAP financial measures as a supplement to the GAAP measures and by providing reconciliations of the non-GAAP and comparable GAAP financial measures. The non-GAAP financial measures should be read only in conjunction with the company's consolidated financial statements prepared in accordance with GAAP.

Conference call

A conference call to discuss this news release and other matters of interest to investors and analysts will be held at 9 a.m. (CDT) today. The conference call will be simultaneously broadcast over the World Wide Web. Stockholders and others are invited to listen to the live broadcast or a playback, which can be accessed by following the instructions set out in the Investors section of the company's Web site (www.kimberly-clark.com).

About Kimberly-Clark

Kimberly-Clark and its well-known global brands are an indispensable part of life for people in more than 150 countries. Every day, 1.3 billion people – nearly a quarter of the world's population – trust K-C brands and the solutions they provide to enhance their health, hygiene and well-being. With brands such as Kleenex, Scott, Huggies, Pull-Ups, Kotex and Depend, Kimberly-Clark holds No. 1 or No. 2 share positions in more than 80 countries. To keep up with the latest K-C news and to learn more about the company's 137-year history of innovation, visit www.kimberly-clark.com.

Copies of Kimberly-Clark's Annual Report to Stockholders and its proxy statements and other SEC filings, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, are made available free of charge on the company's Web site on the same day they are filed with the SEC. To view these filings, visit the Investors section of the company's Web site.

Certain matters contained in this news release concerning the business outlook, including economic conditions, anticipated currency rates and exchange risk, cost savings, changes in finished product selling prices, anticipated raw material and energy costs, anticipated benefits related to the strategic cost reduction plan and organization optimization initiatives, anticipated financial and operating results, revenue realization strategies, contingencies and anticipated transactions of the company constitute forward-looking statements and are based upon management's expectations and beliefs concerning future events impacting the company. There can be no assurance that these future events will occur as anticipated or that the company's results will be as estimated. For a description of certain factors that could cause the company's future results to differ materially from those expressed in any such forward-looking statements, see Item 1A of the company's Annual Report on Form 10-K for the year ended December 31, 2008 entitled "Risk Factors."

KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED JUNE 30
(Millions of dollars, except per share amounts)

	Three Months Ended June 30		
	2009	2008	Change
Net Sales	$ 4,727	$ 5,006	- 5.6%
Cost of products sold	3,154	3,522	- 10.4%
Gross Profit	1,573	1,484	+ 6.0%
Marketing, research and general expenses	923	827	+ 11.6%
Other (income) and expense, net	41	7	N.M.
Operating Profit	609	650	- 6.3%
Interest income	6	8	- 25.0%
Interest expense	(71)	(74)	- 4.1%
Income Before Income Taxes, Equity Interests and Extraordinary Loss	544	584	- 6.8%
Provision for income taxes	(158)	(174)	- 9.2%
Income Before Equity Interests and Extraordinary Loss	386	410	- 5.9%
Share of net income of equity companies	44	49	- 10.2%
Extraordinary loss, net of income taxes	-	(8)	N.M.
Net Income	430	451	- 4.7%
Net income attributable to noncontrolling interests[a]	(27)	(34)	- 20.6%
Net Income Attributable to Kimberly-Clark Corporation[a]	$ 403	$ 417	- 3.4%
Per Share Basis – Diluted			
Before extraordinary loss	$ .97	$ 1.01	- 4.0%
Net Income Attributable to Kimberly-Clark Corporation[a]	$ .97	$ .99	- 2.0%

[a] Effective January 1, 2009, the Corporation adopted Statement of Financial Accounting Standard No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, an amendment of ARB No. 51 ("SFAS 160"), as required. Prior year amounts have been recast to conform to the requirements of SFAS 160.

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars)

Notes:

1. Charges for the Strategic Cost Reductions are included in the Consolidated Income Statement as follows:

	Three Months Ended June 30 2008
Cost of products sold	$ 9
Marketing, research and general expenses	5
Other (income) and expense, net	1
Provision for income taxes	(6)
Net Charges	$ 9

2. Organization optimization charges are included in the Consolidated Income Statement as follows:

	Three Months Ended June 30 2009
Cost of products sold	$ 27
Marketing, research and general expenses	83
Provision for income taxes	(32)
Net Charges	$ 78

Unaudited

KIMBERLY-CLARK CORPORATION
CONSOLIDATED INCOME STATEMENT
PERIODS ENDED JUNE 30
(Millions of dollars, except per share amounts)

		Six Months Ended June 30		
		2009	2008	Change
Net Sales	$	9,220	$ 9,819	- 6.1%
Cost of products sold		6,193	6,879	- 10.0%
Gross Profit		3,027	2,940	+ 3.0%
Marketing, research and general expenses		1,672	1,626	+ 2.8%
Other (income) and expense, net		118	-	N.M.
Operating Profit		1,237	1,314	- 5.9%
Interest income		14	16	- 12.5%
Interest expense		(144)	(148)	- 2.7%
Income Before Income Taxes, Equity Interests and Extraordinary Loss		1,107	1,182	- 6.3%
Provision for income taxes		(322)	(339)	- 5.0%
Income Before Equity Interests and Extraordinary Loss		785	843	- 6.9%
Share of net income of equity companies		76	92	- 17.4%
Extraordinary loss, net of income taxes		-	(8)	N.M.
Net Income		861	927	- 7.1%
Net income attributable to noncontrolling interests[a]		(51)	(69)	- 26.1%
Net Income Attributable to Kimberly-Clark Corporation[a]	$	810	$ 858	- 5.6%
Per Share Basis – Diluted				
Before extraordinary loss	$	1.95	$ 2.05	- 4.9%
Net Income Attributable to Kimberly-Clark Corporation[a]	$	1.95	$ 2.03	- 3.9%

[a] Effective January 1, 2009, the Corporation adopted Statement of Financial Accounting Standard No. 160, *Noncontrolling Interests in Consolidated Financial Statements*, an amendment of ARB No. 51 ("SFAS 160"), as required. Prior year amounts have been recast to conform to the requirements of SFAS 160.

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars, except per share amounts)

Notes:

1. Charges for the Strategic Cost Reductions are included in the Consolidated Income Statement as follows:

	Six Months Ended June 30 2008
Cost of products sold	$ 21
Marketing, research and general expenses	16
Other (income) and expense, net	2
Provision for income taxes	(14)
Net Charges	$ 25

2. Organization optimization charges for the six months and three months ended June 30, 2009 are the same.

3. Other Information:

	Six Months Ended June 30	
	2009	2008
Cash Dividends Declared Per Share	$ 1.20	$ 1.16

	June 30	
Common Shares (Millions)	2009	2008
Outstanding, as of	414.3	416.2
Average Diluted for:		
Three Months Ended	415.9	421.0
Six Months Ended	415.9	422.2

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars)

Supplemental Financial Information:

Preliminary Balance Sheet Data:

	June 30 2009	December 31 2008
Cash and cash equivalents	$ 591	$ 364
Accounts receivable, net	2,331	2,492
Inventories	2,058	2,493
Total current assets	5,464	5,813
Total assets	18,146	18,089
Accounts payable	1,512	1,603
Debt payable within one year	373	1,083
Total current liabilities	4,306	4,752
Long-term debt	5,490	4,882
Redeemable preferred and common securities of subsidiaries	1,046	1,032
Stockholders' equity	4,777	4,261

	Six Months Ended June 30	
Preliminary Cash Flow Data:	2009	2008
Cash provided by operations	$ 1,689	$ 1,197
Cash used for investing	$ (596)	$ (436)
Cash used for financing	$ (889)	$ (679)
Depreciation and amortization	$ 367	$ 400
Capital spending	$ 396	$ 434
Cash dividends paid	$ 488	$ 468

Unaudited

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30

Description of Business Segments

The Corporation is organized into operating segments based on product groupings. These operating segments have been aggregated into four reportable global business segments: Personal Care; Consumer Tissue; K-C Professional & Other; and Health Care. The reportable segments were determined in accordance with how the Corporation's executive managers develop and execute the Corporation's global strategies to drive growth and profitability of the Corporation's worldwide Personal Care, Consumer Tissue, K-C Professional & Other, and Health Care operations. These strategies include global plans for branding and product positioning, technology, research and development programs, cost reductions including supply chain management, and capacity and capital investments for each of these businesses. Segment management is evaluated on several factors, including operating profit. Segment operating profit excludes other income and (expense), net; income and expense not associated with the business segments; and the costs of corporate decisions related to the Strategic Cost Reductions. Corporate & Other includes the costs related to the Strategic Cost Reductions.

The principal sources of revenue in each of our global business segments are described below.

The Personal Care segment manufactures and markets disposable diapers, training and youth pants and swimpants; baby wipes; feminine and incontinence care products; and related products. Products in this segment are primarily for household use and are sold under a variety of brand names, including Huggies, Pull-Ups, Little Swimmers, GoodNites, Kotex, Lightdays, Depend, Poise and other brand names.

The Consumer Tissue segment manufactures and markets facial and bathroom tissue, paper towels, napkins and related products for household use. Products in this segment are sold under the Kleenex, Scott, Cottonelle, Viva, Andrex, Scottex, Hakle, Page and other brand names.

The K-C Professional & Other segment manufactures and markets facial and bathroom tissue, paper towels, napkins, wipers and a range of safety products for the away-from-home marketplace. Products in this segment are sold under the Kimberly-Clark, Kleenex, Scott, WypAll, Kimtech, KleenGuard, Kimcare and Jackson brand names.

The Health Care segment manufactures and markets disposable health care products such as surgical gowns, drapes, infection control products, sterilization wrap, face masks, exam gloves, respiratory products and other disposable medical products. Products in this segment are sold under the Kimberly-Clark, Ballard and other brand names.

Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED JUNE 30
(Millions of dollars)

	Three Months Ended June 30			Six Months Ended June 30		
	2009	2008	Change	2009	2008	Change
NET SALES:						
Personal Care	$ 2,122	$ 2,165	- 2.0%	$ 4,099	$ 4,211	- 2.7%
Consumer Tissue	1,555	1,690	- 8.0%	3,129	3,397	- 7.9%
K-C Professional & Other	736	840	- 12.4%	1,387	1,601	- 13.4%
Health Care	335	306	+ 9.5%	633	604	+ 4.8%
Corporate & Other	14	23	N.M.	27	45	N.M.
Intersegment Sales	(35)	(18)	N.M.	(55)	(39)	N.M.
Consolidated	$ 4,727	$ 5,006	- 5.6%	$ 9,220	$ 9,819	- 6.1%
OPERATING PROFIT[a]:						
Personal Care	$ 394	$ 437	- 9.8%	$ 836	$ 865	- 3.4%
Consumer Tissue	161	130	+ 23.8%	355	286	+24.1%
K-C Professional & Other	102	111	- 8.1%	182	208	- 12.5%
Health Care	62	30	+106.7%	110	76	+44.7%
Corporate & Other[b]	(69)	(51)	+ 35.3%	(128)	(121)	+ 5.8%
Other income and (expense), net[b)(c]	(41)	(7)	N.M.	(118)	-	N.M.
Consolidated	$ 609	$ 650	- 6.3%	$ 1,237	$ 1,314	- 5.9%

[a] Organization optimization charges in 2009 are included by business segment as follows:

Personal Care	$ 41
Consumer Tissue	42
K-C Professional & Other	14
Health Care	6
Corporate & Other	7
Total	$ 110

N.M. – Not meaningful
Unaudited

KIMBERLY-CLARK CORPORATION
SELECTED BUSINESS SEGMENT DATA
PERIODS ENDED JUNE 30

(b) Corporate & Other and Other income and (expense), net, include the following amounts of pre-tax charges for the strategic cost reductions.

	Three Months Ended June 30		Six Months Ended June 30	
	2008		2008	
Corporate & Other	$	(14)	$	(37)
Other income and (expense), net		(1)		(2)

(c) Other income and (expense), net, includes the following amounts of currency transaction gains (losses).

	Three Months Ended June 30			Six Months Ended June 30		
	2009		2008	2009		2008
Other income and (expense), net	$ (20)	$	(6)	$ (96)	$	6

PERCENTAGE CHANGE IN NET SALES VERSUS PRIOR YEAR

	Three Months Ended June 30, 2009				
	Total	Volume	Net Price	Mix/ Other[1]	Currency
Consolidated	(5.6)	(2)	5	(1)	(8)
Personal Care	(2.0)	-	6	1	(9)
Consumer Tissue	(8.0)	(3)	4	-	(9)
K-C Professional & Other	(12.4)	(10)	3	2	(7)
Health Care	9.5	14	(1)	-	(4)

	Six Months Ended June 30, 2009				
	Total	Volume	Net Price	Mix/ Other[1]	Currency
Consolidated	(6.1)	(3)	5	1	(9)
Personal Care	(2.7)	1	6	-	(10)
Consumer Tissue	(7.9)	(4)	5	1	(10)
K-C Professional & Other	(13.4)	(9)	4	-	(8)
Health Care	4.8	9	-	-	(4)

(1) Mix/Other includes rounding.

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars, except per share amounts)

NON-GAAP RECONCILIATION SCHEDULES

The tables on the following pages present the reconciliation of non-GAAP financial measures to GAAP financial measures.

EARNINGS SUMMARY:

	Three Months Ended June 30, 2008	
	Income (Expense)	Diluted Earnings Per Share
Adjusted Earnings	$ 434	$ 1.03
Adjustments for:		
Strategic Cost Reduction charges	(9)	(.02)
Extraordinary Loss	(8)	(.02)
Net Income Attributable to Kimberly-Clark Corporation	$ 417	$ .99

	Six Months Ended June 30, 2008	
	Income (Expense)	Diluted Earnings Per Share
Adjusted Earnings	$ 891	$ 2.11
Adjustments for:		
Strategic Cost Reduction charges	(25)	(.06)
Extraordinary Loss	(8)	(.02)
Net Income Attributable to Kimberly-Clark Corporation	$ 858	$ 2.03

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars)

OPERATING PROFIT SUMMARY:

Three Months Ended June 30, 2008

Adjusted Operating Profit	$	665
Adjustments for:		
Strategic Cost Reduction charges		(15)
Operating Profit	$	650

Six Months Ended June 30, 2008

Adjusted Operating Profit	$	1,353
Adjustments for:		
Strategic Cost Reduction charges		(39)
Operating Profit	$	1,314

KIMBERLY-CLARK CORPORATION
PERIODS ENDED JUNE 30
(Millions of dollars)

Effective Income Tax Rate Reconciliation:

	Three Months Ended June 30, 2008	
	As Reported	Excluding Adjustments[1]
Income Before Income Taxes	$ 584	$ 599
Provision for Income Taxes	174	180
Effective Income Tax Rate	29.8%	
Adjusted Effective Income Tax Rate		30.1%

	Six Months Ended June 30, 2008	
	As Reported	Excluding Adjustments[1]
Income Before Income Taxes	$ 1,182	$ 1,221
Provision for Income Taxes	339	353
Effective Income Tax Rate	28.7%	
Adjusted Effective Income Tax Rate		28.9%

[1] Charges for Strategic Cost Reductions.

Investor Relations contacts:	Mike Masseth, 972-281-1478, mmasseth@kcc.com
	Paul Alexander, 972-281-1440, palexand@kcc.com
Media Relations contact:	Dave Dickson, 972-281-1481, ddickson@kcc.com

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